Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the three and six-month periods ended June 30, 2020. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and six-month periods ended June 30, 2020, as well as our audited consolidated financial statements for the year ended December 31, 2019.

We prepare our condensed consolidated interim financial statements in accordance with the International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements and MD&A for the three and six-month periods ended June 30, 2020 have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available as at August 12, 2020. Additional information regarding our business and other matters, including related-party transactions, contractual obligations, financial risk management, disclosure controls and procedures, internal control over financial reporting, and risks and uncertainties, can be found in our Annual Report and Annual Information Form for the year ended December 31, 2019, as well as in our annual report on Form 40-F filed with the U.S. Securities and Exchange Commission and our other public filings, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Please also refer to the “Risks and Uncertainties” section, which can be found below.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found below.

Information in relation to common shares, stock options, broker warrants and per share amounts included in the condensed consolidated interim financial statements and the MD&A for the three and six-month periods ended June 30, 2020 reflect the 3.6 for 1 share consolidation effective on August 19, 2019.

All currency figures reported in the condensed consolidated interim financial statements and in this document are in US dollars, unless otherwise specified. Effective January 1, 2020, we adopted the US dollar as our functional and presentation currency. Refer to the “Change in Accounting Policies” section below for details.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including chronic cough and chronic pruritus;

•	our aim to complete additional preclinical studies on BLU-5937;

•	our aim to initiate a Phase 2b clinical trial of BLU-5937 for the treatment of patients with refractory chronic cough in the fourth quarter of 2020, and later stage clinical studies thereafter;

•	our aim to develop BLU-5937 for the treatment of patients with chronic pruritus associated with atopic dermatitis;

•	our aim to have a meeting with the FDA in the fourth quarter of 2020 to obtain their feedback on our BLU-5937 chronic cough program;

•	our expectations regarding the COVID-19 pandemic;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•	our expectations relating to the timing and cost of significant preclinical study and clinical trial milestones;

•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, effectiveness and safety of our product candidates, including BLU-5937;

•	our estimates and assessment of the potential markets for our product candidates;

•	our expectations regarding pricing and acceptance of our product candidates by the market;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approvals to market our product candidates;

•	our expectations with respect to the cost of preclinical studies and clinical trials and commercialization of our product candidates, including BLU-5937;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	the impact of the COVID-19 pandemic on our operations, plans and prospects;

•	estimates and projections regarding our industry;

•	market acceptance of our product candidate;

•	future success of current research and development activities;

•	achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	that the timeline and costs for our preclinical and clinical programs are not incorrectly estimated or affected by unforeseen circumstances;

•	absence of material deterioration in general business and economic conditions;

•	the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See the “Risk Factors” section in our Annual Information Form for the year ended December 31, 2019 as well as our other public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for further risk factors that might affect us and our business. Please also refer to the “Risks and Uncertainties” section, which can be found below. Should one or more of the risks, uncertainties or other factors outlined in our Annual Information Form for the year ended December 31, 2019 as well as our other public filings materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization disorders. Our product candidate, BLU-5937, is an investigational product that is a highly selective antagonist of the P2X3 receptor, a clinically validated target linked to hypersensitivity. We are developing BLU-5937 for the treatment of chronic cough and chronic pruritus, or chronic itch. These hypersensitization-related disorders, which share a common pathophysiology that is mediated through the P2X3 receptor, represent areas of significant unmet medical need and potentially large market opportunities. We believe BLU-5937’s characteristics shown in our preclinical studies and Phase 1 and 2 clinical trials position it as a competitive treatment option in the P2X3 antagonists class.

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”), both under the symbol “BLU”.

BUSINESS OVERVIEW

Key Updates

Announced topline results from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with refractory chronic cough in July 2020.

•	While the primary endpoint of placebo-adjusted reduction in awake cough frequency was not achieved, a numerical difference in favor of BLU-5937 was observed at all doses.

•	A pre-specified analysis of high cough frequency (≥median) patients achieved highly statistically significant (p <0.0015) and clinically meaningful reductions (28-32%) in placebo-adjusted awake cough frequency at all doses.

•	Results showed that BLU-5937 was well tolerated, with taste disturbance events reported by fewer than 10% of patients receiving BLU-5937 and an overall safety profile similar to placebo.

•	Additional data from the Phase 2 RELIEF clinical trial of BLU-5937 in patients with refractory chronic cough will be presented at upcoming respiratory conferences.

Expect to initiate an adaptive Phase 2b trial of BLU-5937 enriched for higher cough count patients in the fourth quarter of 2020.

•	We expect to provide the Phase 2b trial design in the third quarter of 2020 and plan to have a meeting with the U.S. Food and Drug Administration (“FDA”) prior to trial initiation in the fourth quarter of 2020.

Acquired full ownership of the intellectual property rights to BLU-5937 and related P2X3 antagonists in March 2020.

•	In March 2020, we acquired all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets from adMare BioInnovations’ NEOMED Institute by issuing 4,770,000 common shares from treasury. We now own 100% of BLU-5937 and related P2X3 antagonists intellectual property with no future payments due.

Ended the quarter with cash, cash equivalents and short-term investments totalling $74.0 million.

BLU-5937 for Chronic Cough

We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to reduce cough frequency in refractory chronic cough patients.

On July 6, 2020, we announced topline results from the Phase 2 RELIEF trial of BLU-5937 in patients with refractory chronic cough. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted cough frequency at any dose tested in the Intent to Treat Population (n=67).

However, a clinically meaningful and highly statistically significant placebo-adjusted reduction in cough frequency was achieved in a pre-specified sub-group of high cough count patients at all doses tested (34 patients at or above the baseline median average of 32.4 coughs per hour).

In the fourth quarter of 2020, we expect to have a meeting with the FDA to obtain their feedback and to initiate an adaptive Phase 2b clinical trial of BLU-5937 enriched for higher cough count patients. We expect to announce the Phase 2b trial design in the third quarter of 2020.

RELIEF trial topline results:

All patients – Intent to Treat Patient Population (n=67)

Dose	Placebo-adjusted reduction in awake cough frequency	P-value
25mg BID	-11%	p=0.14
50mg BID	-6%	p=0.46
100mg BID	-8%	p=0.41
200mg BID	-17%	p=0.09

Patients with awake cough frequency at or above baseline median (≥32.4 cough/hr; n=34) 1

Dose	Placebo-adjusted reduction in awake cough frequency	P-value
25mg BID	-28%	p=0.0005
50mg BID	-28%	p=0.0003
100mg BID	-30%	p=0.0014
200mg BID	-32%	p=0.0006

1 BLU-5937 RELIEF trial pre-specified sub-group at or above the baseline

BLU-5937 was observed to be well tolerated with no serious adverse events reported and no withdrawals due to treatment-related adverse events at any dose. Taste disturbances, including taste alteration and partial taste loss, were reported at all dose levels (6.5%, 9.8%, 10% and 8.6% at 25mg BID, 50mg BID, 100mg BID and 200mg BID, respectively, versus 4.9% on placebo) and mostly mild in nature. No patients reported complete taste loss. There were no clinically meaningful changes in vital signs, electrocardiogram or clinical laboratory values.

The RELIEF (A Randomized, Double-blind, Placebo-Controlled, Crossover, Dose Escalation Study of BLU-5937 in Subjects with Unexplained or Refractory Chronic Cough) trial was initiated in July 2019.

In April 2020, we completed the patient dosing in our RELIEF clinical trial, with 52 patients having completed the two treatment periods and an additional 13 patients having completed at least one treatment period. A total of 69 patients with refractory chronic cough were randomized into the trial. We decided to close the trial early due to the impact of the COVID-19 pandemic on the RELIEF clinical trial activities. Sixteen patients dropped out in total, including 13 as a result of difficulties with conducting follow-up visits related to the COVID-19 pandemic or early termination of the trial. With 52 patients completing dosing, the RELIEF trial is the largest crossover study conducted in refractory chronic cough to date.

The RELIEF trial was a randomized, double-blind, placebo-controlled, dose escalation and two-period crossover design trial to assess the efficacy, safety and tolerability of BLU-5937 at four doses: 25, 50, 100 and 200 mg BID. Doses were escalated at four-day intervals. Patients with refractory chronic cough were enrolled at 16 clinical sites located in the United Kingdom and United States.

The primary efficacy endpoint of the RELIEF trial was the change from baseline in awake cough frequency as measured by a cough recorder at the end of each dose level. Secondary efficacy endpoints included the change in 24-hour cough frequency and the change in the Leicester Cough Questionnaire, Cough Severity Visual Analogue Scale (VAS) and the Global Rating of Change Scale.

The RELIEF trial also collected spontaneously reported taste disturbance adverse event data to build on the clinical evidence seen in the Phase 1 clinical trial of BLU-5937. To fully characterize any potential taste disturbance effects seen in the RELIEF trial, a follow up questionnaire was provided to patients who reported taste disturbance events in the trial. Phase 1 results showed that no subjects in the BLU-5937 arm receiving anticipated therapeutic doses reported any loss of taste perception, and only one subject out of 24 (<5%) reported transient and sporadic taste alteration only on the first day of dosing. No subject reported total loss of taste at any dose.

The key inclusion criteria in the RELIEF trial were that patients must have unexplained or refractory chronic cough for at least one year, an awake cough frequency of ≥ 10 coughs per hour (Awake Cough Frequency at Screening) and a score of ≥ 40mm on the Cough Severity VAS at Screening. Current or past smoking (within the past six months) or a diagnosis of chronic obstructive pulmonary disease, bronchiectasis, or idiopathic pulmonary fibrosis were key exclusion criteria.

Chronic cough, the lead indication for BLU-5937, is a cough lasting more than eight weeks, and may have a significant adverse impact on patients’ quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough with approximately 3 million having refractory chronic cough lasting for more than a year and approximately 6 million having refractory chronic cough lasting more than 8 weeks and under one year. We estimate that approximately 55% of patients have mild disease, and approximately 45% have moderate to severe disease. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, incontinence, and disruption of social interactions. Currently, there is no therapy approved specifically for the treatment of refractory chronic cough, and the most advanced P2X3 antagonist therapy in development has a high incidence of taste disturbance events reported, including significant taste alteration or loss. BLU-5937 may be a differentiated option, with a much lower incidence and severity of taste disturbance observed in clinical trials to date.

BLU-5937 for Chronic Pruritus

We are also developing BLU-5937 for the treatment of chronic pruritus associated with AD.

We are preparing for a Phase 2 clinical trial of BLU-5937 in chronic pruritus associated with AD. In January 2020, we submitted an IND application for this indication. The FDA issued a Study May Proceed letter in March 2020.

The Phase 2 clinical trial will be a randomized, double-blind, placebo-controlled, parallel group design trial to assess the efficacy, safety, and tolerability of BLU-5937 in approximately 100 patients suffering from moderate to severe chronic pruritus associated with mild to moderate AD. The Phase 2 trial is expected to be a two-arm study comparing BLU-5937 to placebo, each administered orally, twice-daily (BID), for four weeks.

Preclinical studies conducted by us provided evidence that the ATP-induced hypersensitization mediated by P2X3 receptors in cutaneous C-fibers plays a key role in pruritus. In multiple animal models of pruritus, we observed that treatment with BLU-5937 resulted in significant anti-pruritic effect. We presented preclinical data on BLU-5937 in pruritus at the European Society for Dermatological Research Conference in September 2019.

Chronic pruritus, commonly known as chronic itch, is an irritating sensation that leads to scratching, and persists for longer than six weeks, which can be debilitating and significantly impacts quality of life. It is a hallmark of many conditions, including AD. It is estimated that AD affects more than 16.9 million adults in the United States. Despite currently available treatments, an estimated 40-50% of AD patients have inadequate relief of their pruritus and are in need of new, efficacious pruritus therapies.

BLU-5937 P2X3 Antagonist Platform

BLU-5937, a highly selective P2X3 antagonist - (>1500 fold) - is in development for chronic cough, chronic pruritus patients and other hypersensitization-related disorders.

The P2X3 receptor in the cough reflex pathway, which is implicated in chronic cough, is a rational target for treating chronic cough, and it has been evaluated in multiple clinical trials with different P2X3 antagonists. We believe that our highly selective P2X3 antagonist has the potential to reduce coughing in patients with chronic cough, while maintaining taste function, by not inhibiting P2X2/3 receptors, which play a major role in taste.

In addition to chronic cough and chronic pruritus, BLU-5937 may also have broad applicability across other afferent hypersensitization-related disorders, potentially enabling us to consider developing a pipeline of therapies using our P2X3 platform. We are exploring how P2X3 activation can contribute to irritation and pain, and whether inhibition of P2X3 receptors can help treat these afferent hypersensitization-related disorders.

Acquisition of the Complete Ownership of BLU-5937 Intellectual Property Rights

On March 25, 2020, we closed an asset purchase and sale agreement to acquire all of the remaining BLU-5937 and related P2X3 antagonists intellectual property assets (the “BLU-5937 Assets”) from adMare BioInnovations’ NEOMED Institute (“adMare”). We now own 100% of the BLU-5937 Assets and no longer have any obligations to adMare, or any other third party, in respect thereof. Concurrently, we terminated the license agreement entered into in February 2017 pursuant to which we had exclusive rights to develop and commercialize the BLU-5937 Assets. Tiered royalty obligations of 3% to 5%, and a 10% revenue share of any M&A or partnership payments that would have been otherwise owed to adMare under the license agreement were extinguished.

In consideration of the forgoing, we issued to adMare and AstraZeneca AB (“AstraZeneca”) an aggregate of 4,770,000 common shares from treasury, representing 7.3% of the Company’s fully diluted equity at that time. In addition, we paid a cash consideration to adMare of $352,000 (CAD $500,000). AstraZeneca assigned the BLU-5937 Assets to adMare in 2012.

Intellectual Property

Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets: the United States of America, Europe, Japan and China until 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for avoiding loss of taste response while treating a chronic cough patient through treatment with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations.

RESULTS OF OPERATIONS

For the three-month period ended June 30, 2020, net loss amounted to $8,422,000 ($0.14 per share), compared to $5,909,000 ($0.13 per share) for the corresponding period the previous year. For the six-month period ended June 30, 2020, net loss amounted to $18,554,000 ($0.33 per share), compared to $9,515,000 ($0.22 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937, our product candidate for the treatment of chronic cough and chronic pruritus, as well as higher general and administrative expenses in relation to our Nasdaq listing in September 2019 and stock-based compensation expense.

Research and development expenses, net of research tax credits, amounted to $5,899,000 for the three-month period ended June 30, 2020 ($12,409,000 for the six-month period), compared to $4,100,000 for the corresponding period the previous year ($6,530,000 for the six-month period). The increase is primarily attributable to higher expenses incurred in relation to the development of BLU-5937, mainly activities in relation to the Phase 2 RELIEF trial in refractory chronic cough for which top-line results were announced on July 6, 2020. We expect these expenses to continue to increase in subsequent quarters as we pursue the development of BLU-5937, for which we expected to initiate a Phase 2b trial in refractory chronic cough in the fourth quarter of 2020.

General and administrative expenses amounted to $3,439,000 for the three-month period ended June 30, 2020 ($6,201,000 for the six-month period), compared to $1,771,000 for the corresponding period the previous year ($2,827,000 for the six-month period). The increase is mainly due to increased general and administrative costs incurred since our Nasdaq listing in September 2019 and higher stock-based compensation expense in relation to our stock option plan.

Net finance income amounted to $912,000 for the three-month period ended June 30, 2020 ($48,000 for the six-month period), compared to net finance costs of $44,000 for the corresponding period the previous year ($171,000 for the six-month period). The increase in net finance income in the three-month period is mainly attributable to a foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the quarter.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

	2020	2020	2019	2019	2019	2019	2018	2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$4	$4	$7	$7	$6	$7	$7	$7

Expenses:
Research and development, net	5,899	6,510	7,048	5,600	4,100	2,430	1,716	1,636
General and administrative	3,439	2,762	2,087	1,666	1,771	1,056	659	679
Total operating expenses	9,338	9,272	9,135	7,266	5,871	3,486	2,375	2,315

Operating loss	(9,334)	(9,268)	(9,128)	(7,259)	(5,865)	(3,479)	(2,368)	(2,308)

Net finance income (costs)	912	(864)	(845)	739	(44)	(127)	378	46
Other			-	-	-	-	-	(69)
Net loss	$(8,422)	$(10,132)	$(9,973)	$(6,520)	$(5,909)	$(3,606)	$(1,990)	$(2,331)

Loss per share	$(0.14)	$(0.18)	$(0.18)	$(0.14)	$(0.13)	$(0.08)	$(0.06)	$(0.07)

Due to the change in presentation currency, historical consolidated quarterly results for 2019 and 2018 in the above table were recast in USD by translating revenue and expenses at the average rate in effect for the respective period.

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year are explained by the following elements.

The increase in net loss for the second quarter of 2020 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program and higher general and administration expenses. The increase in net loss for the first quarter of 2020 and the fourth quarter of 2019 is primarily attributable to higher research and development expenses, higher general and administration expenses as well as higher foreign exchange loss. The increases in net loss for the third quarter of 2019 is primarily attributable to higher research and development expenses in relation to the BLU-5937 program and higher general and administration expenses.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of $15,346 (CAD 20,833), plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $69,000 and $141,000 (CAD $95,000 and $190,000) and $70,000 and $143,000 (CAD $95,000 and $190,000) under the consulting and services agreement for the three and six-month periods ended June 30, 2020 and 2019, respectively.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at June 30, 2020, we had available cash, cash equivalents and short-term investments totalling $73,951,000, compared to $89,980,000 as at December 31, 2019. For the six-month period ended June 30, 2020, the net decrease in cash, cash equivalents and short-term investments amounted to $16,029,000, and is primarily attributable to funds used to finance our operating activities, mainly the research and development of our product candidate BLU-5937.

Based on management’s estimate and current level of operations, we believe that our current liquidity position is sufficient to finance our operations in the foreseeable future.

In September 2019, we raised total gross proceeds of $79.4 million by issuing a total of 11,179,451 common shares in the United States and in Canada (the “2019 Offering”). Concurrently with the pricing of our equity offering, our common shares began trading on the Nasdaq on September 5, 2019. Our common shares are now dual-listed on the Nasdaq and the TSX. Net proceeds from the 2019 Offering amounted to $72.7 million.

The use of proceeds presented in our prospectus supplement dated September 4, 2019 did not include funds from the exercise of the overallotment option. Taking into consideration these additional funds, we intend to use the net proceeds of the 2019 Offering, together with our cash, cash equivalents and short-term investments on hand at the time of closing for the purposes and in the amounts indicated below.

	As per September 4, 2019 prospectus supplement	As at August 12, 2020, including overallotment option
BLU-5937 clinical trials in chronic cough and chronic pruritus	$46 million	$55 million
Preclinical studies	$10 million	$9 million
Manufacturing, formulation and scale-up	$13 million	$14 million
Other project costs	$4 million	$4 million

with the remaining net proceeds allocated to administrative expenses, working capital and other general corporate purposes.

As at June 30, 2020, we have used approximately $25.1 million of the net proceeds of the 2019 Offering.

During the six-month period ended June 30, 2020, we purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $2,605,000, and redeemed at maturity short-term investments for an aggregate amount of $21,072,000 (redeemed at maturity for $7,163,000 for the six-month period ended June 30, 2019).

There has been no significant change to our contractual obligations since December 31, 2019 other than in the ordinary course of business. As at June 30, 2020, we had commitments for expenditures related to contracts for research and development activities of approximately $5,174,000 (approximately $8,724,000 as at December 31, 2019), of which $5,084,000 is expected to be paid in 2020 and $90,000 in 2021.

During the six-month period ended June 30, 2020, we issued 4,770,000 common shares from treasury in relation to the acquisition of the remaining BLU-5937 Assets, as discussed previously. Also, during that period, we received $167,000 and issued 119,333 common shares from treasury upon the exercise of stock options and we received $421,000 and issued 171,590 common shares from treasury upon the exercise of broker warrants. Finally, we granted 1,075,000 stock options and cancelled 65,610 stock options during the six-month period ended June 30, 2020.

As at August 12, 2020, we had 60,448,472 common shares outstanding and 66,136,027 common shares on a fully diluted basis, including 5,687,555 stock options granted under the stock option plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, except for the addition of the following: the estimation of the cost of the in-process research and development (IPR&D) asset using the fair value of the issued share-based consideration related to the remaining BLU-5937 Assets we acquired in March 2020, for which further information can be found in note 6 to the condensed consolidated interim financial statements for the three and six-months periods ended June 30, 2020.

Refer to the audited consolidated financial statements for the year ended December 31, 2019 for discussions on our accounting policies and estimates that are most important in assessing, understanding and evaluating our consolidated financial statements. Change in these estimates and assumptions could have a significant impact on our consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies and basis of measurement applied in our condensed consolidated interim financial statements as at June 30, 2020 are the same as those applied in our consolidated financial statements for the year ended December 31, 2019, except as described below.

Change in functional and presentation currency in 2020

Effective January 1, 2020, the Company has adopted the United State dollar ("USD") as its functional and presentation currency. Prior to these condensed consolidated interim financial statements, the functional and presentation currency was the Canadian dollar ("CAD"). The change in the functional currency from the CAD to the USD reflects the primary economic environment in which the Company operates in. As a result of the advancement of the Company’s development programs, the Company anticipates higher research and development costs in future periods which will be denominated mainly in USD. In addition, these costs will be financed from proceeds received from the financing in USD that closed in September 2019. The Company also anticipates that potential future sales revenues and financings will be primarily denominated in USD.

As such, these condensed consolidated interim financial statements are presented in USD. On January 1, 2020, the change in functional currency resulted in the assets and liabilities as of December 31, 2019 being translated in USD using the exchange rate in effect on that date, and equity transactions were translated at historical rates. The change in functional currency is applied prospectively.

The change in presentation currency was applied retrospectively and therefore, these condensed consolidated interim financial statements are presented in USD, together with the comparative information as at December 31, 2019, for the three and six-months periods ended June 30, 2019, and for the consolidated statement of financial position as at January 1, 2019. For comparative purposes, historical consolidated financial statements were recast in USD by translating assets and liabilities at the closing rate in effect at the end of the respective period, revenues, expenses and cash flows at the average rate in effect for the respective period and equity transactions at historical rates. Any exchange difference resulting from the translation was included in accumulated other comprehensive income presented in shareholders’ equity.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

There have been no changes in our ICFR that occurred during the period beginning April 1, 2020 and ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our ICFR.

RISKS AND UNCERTAINTIES

We are clinical-stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of its product. An investment in our common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF and our annual report on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as our other public filings with the securities regulators before investing in our common shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of our most recent AIF filed on SEDAR at www.sedar.com and included in the annual report on Form 40-F filed on EDGAR at www.sec.gov/edgar, of our other public filings as well as to the risk related to COVID-19 described below.

The COVID-19 pandemic could adversely impact our business and operations, including our clinical trials.

In December 2019, a novel strain of coronavirus known as “COVID-19” surfaced in Wuhan, China and rapidly spread to multiple countries around the world. In March 2020, COVID-19 was declared a global pandemic by the World Health Organization.

Patient enrollment for our Phase 2 RELIEF clinical trial of BLU-5937 for the treatment of refractory chronic cough was completed prior to COVID-19 being declared a pandemic. However, we decided to terminate the trial early due to risk considerations and the impact of the COVID-19 pandemic on the ability to execute essential clinical trial activities. A total of 13 patients discontinued from the trial as a result of either risk concerns related to the COVID-19 pandemic (6 patients) or the sponsor’s early termination of the trial (7 patients). Although the trial was terminated early, 52 patients completed both treatment periods, which provided adequate power for the assessment of the primary efficacy endpoint. However, it is possible that the final outcome and interpretation of the trial data would have been different if a higher number of the patients enrolled had been able to complete the trial.

Since we are considered an “essential service”, our operations in Quebec have not been subject to mandated business closures and, accordingly, disruptions to our business as a result of COVID-19 have been limited thus far. However, the COVID-19 pandemic continues to rapidly evolve and the extent to which it may impact our business will depend on future developments that are highly uncertain, such as the geographic spread and duration of the outbreak, travel restrictions and other public health measures, business closures or business disruptions, and the availability and effectiveness of treatments for the disease.

We cannot presently predict the scope and severity of any potential business shutdowns or disruptions related to COVID-19, but if we or any of the third parties with whom we engage, including the suppliers, regulators, contract research organizations and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. If the COVID-19 outbreak continues or increases in severity and results in expanded or prolonged travel, commercial or other similar restrictions, we could experience supply, logistics or other disruptions, which could have a negative impact on our ability to conduct research and development (including clinical trials) or commercialize products. As a result of the COVID-19 pandemic, we may experience disruptions that could severely impact our business and clinical trials, including:

•	delays or difficulties enrolling and retaining patients in clinical trials;

•	delays or difficulties in clinical site initiation, including difficulties in recruiting clinical staff;

•	interruption of key clinical trial activities, such as clinical trial site data monitoring, or interruption of clinical trial procedures;

•	limitations on the quality, completeness and interpretability of data we are able to collect from clinical trials;

•	interruption or delays in the operations of regulatory authorities, which may in turn impact approval timelines;

•	interruption or delays in the operations of our suppliers of components or raw materials, such as the China-based third-party contract manufacturer that supplies the API for BLU-5937, contract research organizations and other third parties as a result of staffing shortages, production slowdowns or stoppages, or other similar disruptions caused by the pandemic;

•	market volatility and conditions may limit our ability to raise additional capital to finance our business plans on attractive terms or at all;

•	we may suffer negative consequences due to vulnerabilities that may emerge as a result of shutdowns or disruptions, such as a cybersecurity incident;

•	one of our key executives, scientists or other personnel becomes incapacitated by COVID-19; and

•	limitations on employee resources.

Depending on its duration and severity, the COVID-19 pandemic may also have the effect of heightening other risks described in the “Risk Factors” section of our most recent AIF filed on SEDAR and included in our annual report on Form 40-F filed on EDGAR.